[LETTERHEAD OF HIGHWOODS PROPERTIES INC.]

June 29, 2007

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn:	Kevin Woody, Branch Chief

Re:	Highwoods Realty Limited Partnership

Form 10-K for the Year Ended December 31, 2006

File No. 0-21731

Ladies and Gentlemen:

We are writing this letter in response to the comment letter from Kevin Woody, Branch Chief, dated June 21, 2007, regarding the Operating Partnership’s Form 10-K for the Year Ended December 31, 2006. Highwoods Properties, Inc. is the sole general partner of the Operating Partnership. These responses represent the conclusions of the Company’s senior management and accounting department.

For your convenience, we have reproduced below the numbered comments from the comment letter and included the Operating Partnership’s responses to such comments. Capitalized terms used but not defined herein have the meanings set forth in the 2006 Form 10-K.

Form 10-K for the fiscal year ended December 31, 2006

Notes to Consolidated Financial Statements

1. Description of Business and Significant Accounting Policies

Real Estate and Related Assets, page 66

1.	Comment: Please tell us how you have met the disclosure requirements of paragraphs 44 to 47 of SFAS 142.

Response: The Operating Partnership believes it has met the disclosure requirements of paragraphs 44 to 47 of SFAS 142. The Operating Partnership has no goodwill or other intangible assets that are not subject to amortization. At December 31, 2006, the “prepaid expenses and other assets” line item on the Operating Partnership’s balance sheet included approximately $306,000 in the aggregate for the fair value of acquired above-

3100 Smoketree Court, Suite 600, Raleigh, NC 27604-1051

Phone: 919.872.4924 • Fax: 919.876.2448

www.highwoods.com • Listed: New York Stock Exchange - HIW

Securities and Exchange Commission

June 29, 2007

market leases. Amortization expense for this asset is recognized over the respective lease terms and is immaterial for separate disclosure. The Operating Partnership has no other intangible assets contemplated by paragraphs 44 to 47 of SFAS 142. Information regarding the gross carrying amount, accumulated amortization and amortization of deferred financing costs and deferred leasing costs and lease incentives is set forth directly on the face of the balance sheet, income statement and statement of cash flows and under “Description of Business and Significant Accounting Policies – Real Estate and Related Assets” in Note 1 and “Deferred Financing Costs” in Note 5. The Operating Partnership was not required under paragraph 46 of SFAS 142 to recognize impairment loss related to any intangible assets during the three-year period ended December 31, 2006.

8. Related Party Transactions, page 97

2.	Comment: We note that you have disclosed that a portion of the Bluegrass land acquired from GAPI, Inc. is not useable or saleable for future development. While we understand that you may be entitled to recovery under your original agreement related to the unusable acreage, please tell us what consideration you have given towards taking an impairment charge on this property. Within your response, please cite the specific accounting literature relied upon and the current status of your recovery efforts.

Response: As disclosed under “Description of Business and Significant Accounting Policies – Real Estate and Related Assets” in Note 1 and under “Discontinued Operations and the Impairment of Long-Lived Assets in Note 12,” the Operating Partnership performs an impairment analysis in accordance with SFAS No. 144 with respect to assets classified as held for sale and records an impairment loss to the extent the carrying amount exceeds the fair value. Fair value of assets held for sale is equal to the estimated or contracted sales price with a potential buyer, less costs to sell.

The portion of the Bluegrass land that was determined not to be usable or saleable for future development (which consisted of less than three acres) was an immaterial part of an undivided approximate 50-acre tract that was included with other adjacent land parcels that were sold as part of a single transaction in the fourth quarter of 2006. At the time the assets in this disposal group were classified as held for sale in 2006, the Operating Partnership performed an impairment analysis under SFAS No. 144, but concluded that the estimated fair value significantly exceeded the carrying amount. Even though the Operating Partnership was not required to perform an impairment analysis solely with respect to the undivided 50-acre tract at the time such land was classified as held for sale, the Operating Partnership also believes the sales price allocable to the tract exceeded the carrying amount (inclusive of the unusable portion). In summary, the subsequent determination that a small portion of the 50-acre tract was unusable did not reduce the estimated fair value of the tract to an amount less than the carrying amount. Prior to being classified as held for sale, like all of our assets held for use, the undivided 50-acre

Securities and Exchange Commission

June 29, 2007

tract was regularly reviewed to determine if indicators of impairment existed. Because no such indicators existed, no impairment loss was ever recorded. Subsequent to the filing of the Operating Partnership’s 2006 10-K, it was determined by the parties that no reimbursement by GAPI, Inc. relating to the unusable portion was required under the terms of the original contract.

The Operating Partnership acknowledges that: (i) the Operating Partnership is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; (iii) the Operating Partnership may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filing or in response to its comments on our filing.

If you need any additional information, or if we can be of any further assistance, please call me at (919) 875-6682.

Sincerely,

/s/ Terry L. Stevens
Terry L. Stevens
Vice President and Chief Financial Officer of the General Partner

cc: Howard Efron, SEC